Exhibit 99.2

FRANCO-NEVADA CORPORATION

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual and special meeting of shareholders of Franco-Nevada Corporation held on May 4, 2022 (the “Meeting”). The total number of shares voted was 157,482,483 or 82.31% of the total issued and outstanding shares of the Corporation.

Description of Matter	Outcome of Vote

Resolution to elect directors, as proposed in the management information circular for the Meeting.

Each of the ten nominees was elected to hold office until the next annual meeting of the shareholders or until his or her successor is elected or appointed. The report on ballot confirmed shareholders voted as follows:

	Nominee	Votes For	% For	Votes Withheld	% Withheld
	David Harquail	142,811,192	95.54%	6,665,241	4.46%
	Paul Brink	148,454,011	99.32%	1,022,422	0.68%
	Tom Albanese	149,164,622	99.79%	311,811	0.21%
	Derek W. Evans	137,580,040	92.04%	11,895,193	7.96%
	Dr. Catharine Farrow	144,777,230	96.86%	4,699,203	3.14%
	Louis Gignac	135,256,373	90.49%	14,220,060	9.51%
	Maureen Jensen	146,451,261	97.98%	3,025,172	2.02%
	Jennifer Maki	147,907,396	98.95%	1,569,037	1.05%
	Randall Oliphant	142,937,026	95.63%	6,539,407	4.37%
	Elliott Pew	149,241,456	99.84%	234,977	0.16%

Resolution to appoint auditors and to authorize the directors to fix the remuneration thereof, as proposed in the management information circular for the Meeting.

PricewaterhouseCoopers LLP were reappointed to the office of auditors until the next annual meeting and the directors were authorized to fix the remuneration of the auditors. The report on ballot confirmed shareholders voted as follows: “for” 156,024,530 (99.07%) and “withheld” 1,457,952 (0.93%).

“Say-on-Pay” advisory resolution regarding the Corporation’s approach to executive compensation, as proposed in the management information circular for the Meeting.

The Corporation’s approach to executive compensation was accepted. On the advisory resolution, the report on ballot confirmed shareholders voted as follows: “for” 145,191,651 (97.13%) and “against” 4,284,768 (2.87%).

DATED as of this 5th day of May, 2022.

FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Name: Lloyd Hong
Title: Chief Legal Officer & Corporate Secretary